UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 25, 2022

DTRT Health Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40774	86-3336784
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

(Address of principal executive office) (zip code)

Registrant’s telephone number, including area code: (312) 316-5473

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	DTRTU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DTRT	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DTRTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On October 25, 2022, DTRT Health Acquisition Corp. (“DTRT”) issued an unsecured convertible promissory note in the aggregate principal amount of $90,000.00 (the “Note”) to DTRT Health Sponsor LLC, the Company’s sponsor (the “Sponsor”). Pursuant to the Note, DTRT agreed to repay the outstanding principal amount of the Note on the earlier of (i) May 31, 2023 and (ii) the effective date of a business combination (the “Maturity Date”).

At any time prior to the Maturity Date, the Sponsor may elect to convert the outstanding principal balance into warrants to purchase shares of Class A common stock of DTRT at a conversion price equal to $1.00 per warrant. The terms of such warrants issued in connection with such conversion shall be identical to the warrants issued to the Sponsor in connection with DTRT’s initial public offering that closed September 7, 2021. The Note does not bear interest. In the event that DTRT does not consummate a business combination, the Note will be repaid only from amounts remaining outside of DTRT’s trust account, if any.

The proceeds of the Note will be used by DTRT for working capital purposes.

The foregoing description of the Note is qualified in its entirety by reference to the full text of the Note, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are furnished with this report.

Exhibit No.	Description

10.1	Convertible Promissory Note dated as October 25, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, DTRT Health Acquisition Corp. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DTRT HEALTH ACQUISITION CORP.

Date: October 25, 2022	By:	/s/ Mark Heaney
Mark Heaney
Chief Executive Officer

Exhibit 10.1

THIS CONVERTIBLE PROMISSORY NOTE (THIS “NOTE”) AND THE SECURITIES INTO WHICH IT MAY BE CONVERTED HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE. THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE COMPANY AND THE SECURITIES INTO WHICH IT MAY BE CONVERTED MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY TO THE EFFECT THAT ANY SALE OR OTHER DISPOSITION IS IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

DTRT HEALTH ACQUISITION CORP.

CONVERTIBLE PROMISSORY NOTE

Principal Amount: $90,000	Dated as of October 25, 2022

FOR VALUE RECEIVED and subject to the terms and conditions set forth herein, DTRT Health Acquisition Corp., a Delaware corporation (the “Maker”), promises to pay to the order of DTRT Health Sponsor LLC, a Delaware limited liability company, or its registered assigns or successors in interest (the “Payee”), or order, the Principal Amount, in lawful money of the United States of America. All payments on this Note shall be made by check or wire transfer of immediately available funds or as otherwise determined by the Maker to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. Definitions. The following definitions shall apply for all purposes of this Note:

“Business Combination” means a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses.

“Maturity Date” means the earlier of (i) May 31, 2023 and (ii) the effective date of a Business Combination.

“Outstanding Principal Amount” means, as of any given date, the then-outstanding Principal Amount under this Note.

2. Principal Amount. If this Note has not been previously converted (as provided in Section 7 below), then on the Maturity Date, the Outstanding Principal Amount shall be due and payable in full, unless accelerated upon the occurrence of an Event of Default (as defined below).

3. Interest. No interest shall accrue on the Outstanding Principal Amount.

4. Prepayment. The Maker may not prepay this Note in whole or in part at any time without the advance written consent of the Payee which may be withheld by the Payee for any reason or no reason.

5. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges and finally to the reduction of the Outstanding Principal Amount.

6. Events of Default. The occurrence of any of the following shall constitute an event of default (“Event of Default”):

(a) Failure to Make Required Payments. Failure by the Maker to pay the Principal Amount due pursuant to this Note within five (5) business days of the date specified herein or issue warrants pursuant to Section 7 hereof, if so elected by the Payee;

(b) Voluntary Bankruptcy, Etc. The commencement by the Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as such debts become due, or the taking of corporate action by the Maker in furtherance of any of the foregoing; or

(c) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days.

7. Conversion

(a) Optional Conversion. At the option of the Payee, at any time on or prior to the Maturity Date, the Outstanding Principal Amount may be converted into warrants to purchase shares of Class A common stock of the Maker at a conversion price (the “Conversion Price”), equal to $1.00 per warrant (“Warrants”). If the Payee elects such conversion, the terms of such Warrants issued in connection with such conversion shall be identical to the warrants issued to the Payee in the private placement that closed on September 7, 2021 (the “Private Placement Warrants”) in connection with the Maker’s initial public offering that closed on September 7, 2021 (the “IPO”), including that each Warrant shall entitle the holder thereof to purchase one share of Class A common stock of the Maker at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants. Before this Note may be converted under this Section 7(a), the Payee shall surrender this Note, duly endorsed, at the office of the Maker and shall state therein the amount of the Outstanding Principal Amount to be converted and the name or names in which the certificates for Warrants are to be issued (or the book-entries to be made to reflect ownership of such Warrants with the Maker’s transfer agent). The conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of this Note and the person or persons entitled to receive the Warrants upon such conversion shall be treated for all purposes as the record holder or holders of such Warrants as of such date. Each such newly issued Warrant shall include a restricted legend that contemplates the same restrictions as the Private Placement Warrants (or any warrants issued in replacement thereof). The Warrants and shares of Class A common stock issuable upon exercise of the Warrants shall constitute “Registrable Securities” pursuant to that certain Amended and Restated Registration Rights Agreement, dated September 1, 2021, among the Maker, Payee and certain other security holders named therein.

(b) Remaining Outstanding Principal Amount. Any Outstanding Principal Amount that is not then converted into Warrants, shall continue to remain outstanding and to be subject to the conditions of this Note.

(c) Conversion on the Maturity Date. If the Outstanding Principal Amount has not been previously repaid or converted pursuant to Section 7(a), then, effective upon the Maturity Date, Payee may elect to (x) be paid the Outstanding Principal Amount in cash or (y) convert the Outstanding Principal Amount into that number of Warrants equal to the Outstanding Principal Amount divided by the Conversion Price, rounded to the nearest whole number. If the Outstanding Principal Amount has not been previously repaid or converted pursuant to Section 7(a), then, effective upon the consummation of a Business Combination, Payee may elect to (A) be paid the Outstanding Principal Amount in cash or (B) convert the Outstanding Principal Amount into that number of Warrants issued by the Maker or its corporate successor equal to the Outstanding Principal Amount divided by the per warrant price attributable to a Private Placement Warrant, rounded to the nearest whole number.

(d) Fractional Warrants; Effect of Conversion. No fractional Warrants shall be issued upon conversion of this Note. In lieu of any fractional Warrants to the Payee upon conversion of this Note, the Maker shall pay to the Payee an amount equal to the product obtained by multiplying the Conversion Price by the fraction of a Warrant not issued pursuant to the previous sentence. Upon conversion of this Note in full and the payment of any amounts specified in this Section 7(d), this Note shall be cancelled and void without further action of the Maker or the Payee, and the Maker shall be forever released from all its obligations and liabilities under this Note.

8. Termination of Rights. All rights with respect to this Note shall terminate upon repayment or effective conversion of the Outstanding Principal Amount as provided in Section 7 above.

9. Remedies.

(a) Upon the occurrence of an Event of Default specified in Section 6(a) hereof, the Payee may, by written notice to the Maker, declare this Note to be due immediately and payable, whereupon the Outstanding Principal Amount, and all other amounts payable thereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence of an Event of Default specified in Sections 6(b) or 6(c), the Outstanding Principal Amount, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

10. Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to the Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

11. Unconditional Liability. The Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to the Maker or affecting the Maker’s liability hereunder.

12. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party and (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

13. Construction. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN THE STATE OF NEW YORK.

14. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

15. Trust Waiver. Notwithstanding anything herein to the contrary, the Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any distribution of or from the trust account established in which the proceeds of the IPO conducted by the Maker (including the deferred underwriters discounts and commissions) and certain proceeds of the sale of the Private Placement Warrants were deposited, as described in greater detail in the registration statement and prospectus filed with the U.S. Securities and Exchange Commission in connection with the IPO on September 1, 2021, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the trust account for any reason whatsoever.

16. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

17. Successors and Assigns. Subject to the restrictions on transfer in Sections 18 and 19 below, the rights and obligations of the Maker and the Payee hereunder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of any party hereto (by operation of law or otherwise) with the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

18. Transfer of this Note or Securities Issuable on Conversion. Prior to an Event of Default, neither this Note nor any rights hereunder may be assigned, conveyed or transferred, in whole or in part, without the Maker’s prior written consent, which the Maker may withhold in its sole discretion; provided, that (i) the Payee may make an assignment or transfer of this Note that constitutes a Permitted Transfer, in which case the requirements in this clause (i) shall not apply, a written opinion reasonably satisfactory to the Maker in form and substance from counsel reasonably satisfactory to the Maker to the effect that such sale or other distribution may be effected without registration or qualification under any federal or state law then in effect and (ii) a written undertaking executed by the desired transferee reasonably satisfactory to the Maker in form and substance agreeing to be bound by the restrictions on transfer contained herein. Upon receiving such written notice, reasonably satisfactory opinion, or other evidence, and such written acknowledgement, the Maker, as promptly as practicable, shall notify the Payee that the Payee may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the note delivered to the Maker; provided, further, however, that any equity securities or warrants received upon conversion of this Note may be transferred in accordance with the terms and conditions that would be permitted for the Private Placement Warrants under the Letter Agreement, dated September 1, 2021, among the Maker, Payee and the other parties thereto (the “Letter Agreement”). If a determination has been made pursuant to this Section 18 that the opinion of counsel for the Payee, or other evidence, or the written acknowledgment from the desired transferee, is not reasonably satisfactory to the Maker, the Maker shall so notify the Payee promptly after such determination has been made. Each Note thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Maker such legend is not required in order to ensure compliance with the Securities Act. The Maker may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration on the books maintained for such purpose by or on behalf of the Maker. Prior to presentation of this Note for registration of transfer, the Maker shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Maker shall not be affected by notice to the contrary. For purposes hereof “Permitted Transfer” shall have the same meaning as any transfer that would be permitted for the Private Placement Warrants under the Letter Agreement.

19. Acknowledgment. The Payee is acquiring this Note for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof. The Payee understands that the acquisition of this Note involves substantial risk. The Payee has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in this Note, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of this investment in this Note and protecting its own interests in connection with this investment.

[Signature Page Follows]

IN WITNESS WHEREOF, the Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

DTRT HEALTH ACQUISITION CORP.

By:	/s/ Mark Heaney
Name:	Mark Heaney
Title:	Chairman and CEO

Acknowledged and agreed as of the date first above written.

DTRT HEALTH SPONSOR LLC,

By: DTRT Health Sponsor Manager LLC, its Manager

/s/ Mark Heaney
Name: Mark Heaney
Title: Managing Member